EXHIBIT 99.01

Chegg Reports 2024 First Quarter Earnings
Announces Nathan Schultz as incoming CEO, Dan Rosensweig to become Executive Chairman

SANTA CLARA, Calif., April 29, 2024 /BUSINESS WIRE/ -- Chegg, Inc. (NYSE:CHGG), the leading student-first connected learning platform, today reported financial results for the three months ended March 31, 2024.

“Nathan has been core to Chegg’s success from our earliest days as a textbook rental company, to leveraging AI today to create a truly personalized learning assistant,” said Dan Rosensweig, CEO & President of Chegg, Inc. “As we are seeing encouraging signs of how our new AI enabled platform will serve more students, in more ways, it’s the right time for Nathan to step in and lead, and I could not be more excited about Chegg’s future.”

“We had a very productive first quarter and successfully rolled out the first of many AI enabled experiences that will strengthen our product-market fit in 2024 and beyond,” said Nathan Schultz, incoming CEO & President. “The investments we are making in our new product are designed to increase our value to students, enhance their learning experience, and expand the audiences we can serve. We are also working to align our expense base relative to current revenue trends, with the goal of 30% or greater Adjusted EBITDA margin for 2025.”

First Quarter 2024 Highlights

•Total Net Revenues of $174.4 million, a decrease of 7% year-over-year
•Subscription Services Revenues of $154.1 million, a decrease of 9% year-over-year
•Gross Margin of 73%
•Non-GAAP Gross Margin of 75%
•Net Loss was $1.4 million
•Non-GAAP Net Income was $29.6 million
•Adjusted EBITDA was $46.7 million
•4.7 million Subscription Services subscribers, a decrease of 8% year-over-year

Total net revenues include revenues from Subscription Services and Skills and Other. Subscription Services includes revenues from our Chegg Study Pack, Chegg Study, Chegg Writing, Chegg Math, and Busuu offerings. Skills and Other includes revenues from Chegg Skills, Advertising, and any other revenues not included in Subscription Services.

For more information about non-GAAP net income, non-GAAP gross margin and adjusted EBITDA, and a reconciliation of non-GAAP net income to net (loss) income, gross margin to non-GAAP gross margin and adjusted EBITDA to net (loss) income, see the sections of this press release titled, “Use of Non-GAAP Measures,” “Reconciliation of Net (Loss) Income to EBITDA and Adjusted EBITDA,” and “Reconciliation of GAAP to Non-GAAP Financial Measures.”

Business Outlook

Second Quarter 2024

•Total Net Revenues in the range of $159 million to $161 million
•Subscription Services Revenues in the range of $144 million to $146 million
•Gross Margin between 70% and 71%
•Adjusted EBITDA in the range of $38 million to $40 million

For more information about the use of forward-looking non-GAAP measures, a reconciliation of forward-looking net income to EBITDA and adjusted EBITDA for the second quarter 2024, see the below sections of the press release titled “Use of Non-GAAP Measures,” and “Reconciliation of Forward-Looking Net Income to EBITDA and Adjusted EBITDA.”

An updated investor presentation and an investor data sheet can be found on Chegg’s Investor Relations website https://investor.chegg.com.

Prepared Remarks - Dan Rosensweig, CEO & President Chegg, Inc.

Thank you, Tracey and welcome everyone to Chegg’s Q1 2024 earnings call. It’s a truly exciting day for Chegg as I am thrilled to announce that Nathan Schultz is being promoted to Chegg’s President & CEO, effective June 1st. The board and I have been focused on succession planning for the last several years to put Chegg in the best position to continue to drive the future of education. Nathan has spent the last 16 years helping build Chegg into the leading global online learning platform that it is today. From our earliest days as a textbook rental company to leveraging AI today, Nathan has been at the core of our success. Nathan has always led with a student-first mindset and a passion for innovating how, when, and where people learn. I will be stepping in to the role of Executive Chairman and working with Nathan and the board during this next exciting phase of the company. Over the last few years, Nathan has worked to bolster our current leadership team by adding a new Chief Marketing Officer, a new SVP of Business Operations, and a new Chief Product Officer to work alongside Chuck Geiger, our Chief Technology Advisor. The board and I are excited about this management team and the future of the business under Nathan’s leadership.

We see the proliferation of AI, and our ability to uniquely harness its potential in education, as a transformative moment for Chegg. We’ve embraced AI and have completely rebuilt our user experience and services, rolling out a multi-year product-led growth plan to emerge from the post-covid period and return to revenue and profit growth. The transition will take time, but we are already seeing encouraging signs of how our new AI enabled platform will serve more students, in more ways, than ever before. This makes this the right time for Nathan to step in to this new role and write the next chapter of the Chegg story. So, with that, I will turn it over to Nathan. Congratulations Nathan.

Prepared Remarks - Nathan Schultz, Incoming CEO & President Chegg, Inc.

Thank you, Dan. I want to take a moment to acknowledge the tremendous impact you have had over the last 14 years, both on Chegg and on me, personally. I am grateful for your leadership, your wisdom, and your counsel as we re-founded the company so many years ago, expanding the vision for how Chegg could serve learners around the world. From print textbooks to our IPO, from homework help to becoming a fully digital learning platform, you have helped steer us through so many critical transitions and we would not be where we are today without you. And where we are today is a company that is truly revolutionizing how we serve students around the world. We have rolled out a new interface for Q&A and developed a proprietary AI platform, including our own 26 large language models, uniquely verticalized for education. We are only just starting to realize our vision for Chegg as a personalized learning assistant, and we will continue to iterate and develop how we bring a best-in-class learning experience to our customers.

We had a productive first quarter, continuing to roll out, and improve upon, our AI enabled experiences that will strengthen our product-market fit in 2024 and beyond. Executing against a multi-year product roadmap is essential to returning to subscriber growth, as we continue to cycle through the customer expansion, we experienced during the pandemic. We are focused on increasing our relevancy with students and getting Chegg back to consistent positive growth in total revenue, Adjusted EBITDA, and free-cash flow. We are already seeing encouraging trends in two important and early indicators: retention rate, which for Q1 is up over 100 basis points year-over-year, and engagement. We have designed the Chegg platform with students at the center, focusing on providing a learning experience that capitalizes on immediacy, accuracy, and quality. To give you a sense of how quickly this is scaling, in Q1 of this year we had over 9 million questions asked compared to 3.9 million new questions asked at the same time last year. And, as more questions are asked, we generate more content, which drives more traffic, which we believe will lead to new customers in future quarters. This is the power of the Chegg flywheel. In fact, our question increase in Q1 has already driven a return to growth in the U.S. new customer funnel for Chegg Study. There is a growing opportunity to reach more customers with our new and expanded user experience, made possible by proprietary AI technology that is resonating with students and delivering real value.

As we develop an education focused AI platform, we believe it is essential to own our large language models and quality assurance layer. This allows Chegg to verticalize our AI for education specifically and is essential in our pursuit to control quality and accuracy at a lower cost than leveraging generic AI platforms. Chegg was built for this moment. Our unique assets, such as our over 100 million pieces of education content, our reach with learners around the globe, and our over 150,000 subject-matter experts, come together to deliver the most effective learning experience possible.

Over the next few quarters, we are focused on rolling out enhancements and features that deliver an even richer personalized learning experience. Whether that means real time conversational support with our AI tutor, generating flashcards, generating practice problems, or creating a focused study guide. Our platform is designed to anticipate, generate, and deliver personalized solutions, which we expect will increase our value to students and expand the audiences we can serve in a cost-efficient way.

We have been testing pricing and packaging in the U.S. and internationally. In the U.S., we’ll continue to test different options throughout 2024. Outside the U.S., where we have tested for almost a year now, our pricing and packaging strategy has solidified. We are focused on seven key markets for education that represent an incredible opportunity for Chegg, with an addressable market larger than the United States. In these priority markets, we’ve seen an increase in new accounts, which grew 2.3% year-over-year. Internationally, we will continue to roll out pricing and packaging optimization as well as strengthen our product market-fit through continued content and product localization.

As we look ahead, I could not be more excited for the future and the path Chegg is on. Reimagining and reinventing how we can best serve learners around the world is our mission at Chegg, and the opportunity to deliver a truly personalized learning experience has never been bigger nor more critical. And I am grateful to have this opportunity to expand where, when, and how we serve learners because of Dan’s leadership. On behalf of our employees, the board, and our leadership team, I want to take a moment again to thank you, Dan, for everything you have done for Chegg over the last 14 years. Your legacy will always be the way you care deeply for the people around you and how you always root for their success; whether that is championing an employee to reach their potential or encouraging a student to realize their dreams, you have changed many lives during your tenure at Chegg, including mine, and we are all deeply indebted.

 And with that I will turn it over to David…

Prepared Remarks - David Longo, CFO Chegg, Inc.

Thank you Nathan, and congratulations. Dan, I also want to thank you and I look forward to your continued guidance as you transition to your executive chairman role.

Today, I will present our financial performance for the first quarter of 2024, as well as our outlook for Q2.

As Nathan mentioned, we had a very productive quarter. We were acutely focused on delivering our new AI-driven experience to global learners and making progress on crucial metrics, like engagement and retention. We believe these actions will support both revenue and Adjusted EBITDA growth over time. We continued to deliver strong profitability and cash flows in the quarter, and our balance sheet remains very healthy. We are prioritizing creating shareholder value and emphasizing prudent expense management, as we navigate the path back to growth.

Focusing on our first quarter performance, total revenue was $174 million, down 7% year-over-year, including Subscription Services revenue of $154 million. We had 4.7 million subscribers in the quarter, with 25% coming from international. Skills and Other revenue was $20 million, an increase of 6% year-over-year.

First quarter Adjusted EBITDA of $46.7 million represented a margin of 27%. We maintained a prudent approach to expense management and offset some of the year-over-year revenue decline with lower expenses. We are working on aligning our expense base relative to the current revenue trends. We expect to accelerate our efficiency efforts as we progress through the year with the goal of stronger margins in the second half, leading to 30% or greater Adjusted EBITDA margin for 2025.

Free Cash Flow was $25.3 million in the first quarter, representing a 54% conversion from Adjusted EBITDA. As a reminder, while interest income continues to contribute positively, adding $7 million in the quarter, we are comping against a higher cash balance in 2023.

Looking at the balance sheet, we ended the quarter with cash and investments of $612 million and a net cash balance of $12 million. During the quarter, we completed the previously announced $150 million accelerated share repurchase, with approximately 86% of the shares delivered back to us in the fourth quarter of 2023. Our end-of-quarter share count was down 15% year-over-year, as we have continued to return capital to shareholders. In 2023 alone, we returned over $300 million to investors through equity repurchases and $597 million through convertible debt repurchases.

The progress we are making with the product experience and refueling the flywheel, starting with automated solutions and engagement, will take time to build our new account acquisitions and renewal base before we see a positive impact on total subscribers and revenue. As a reminder, our unique subscription business model is reliant on two large customer acquisition periods—Q1 and Q4—as well as the student lifecycle. Meanwhile, as mentioned previously, we will increase our focus on efficiently managing expenses to maintain strong profitability and cash flows.

With respect to Q2 guidance we expect:

•Total revenue between $159 and $161 million, with Subscription Services revenue between $144 and $146 million;
•Gross margin to be in the range of 70 and 71 percent;
•And adjusted EBITDA between $38 and $40 million.

In closing, we are seeing encouraging signs in the business and are excited about the continued development of our personalized and interactive student interface. We believe we are well-positioned to meet the current and future needs of learners. The opportunity ahead for Chegg is tremendous and I am confident in our team and our ability to execute.

With that, I’ll turn the call over to the operator for your questions.

Conference Call and Webcast Information

To access the call, please dial 1-877-407-4018, or outside the U.S. +1-201-689-8471, five minutes prior to 1:30 p.m. Pacific Time (or 4:30 p.m. Eastern Time). A live webcast of the call will also be available at https://investor.chegg.com under the Events & Presentations menu. An audio replay will be available beginning at 4:30 p.m. Pacific Time (or 7:30 p.m. Eastern Time) on April 29, 2024, until 8:59 p.m. Pacific Time (or 11:59 p.m. Eastern Time) on May 6, 2024, by calling 1-844-512-2921, or outside the U.S. +1-412-317-6671, with Conference ID 13745716. An audio archive of the call will also be available at https://investor.chegg.com.

Use of Investor Relations Website for Regulation FD Purposes

Chegg also uses its media center website, https://www.chegg.com/press, as a means of disclosing material non-public information and for complying with its disclosure obligations under Regulation FD. Accordingly, investors should monitor https://www.chegg.com/press, in addition to following press releases, Securities and Exchange Commission filings and public conference calls and webcasts.

About Chegg

Millions of people all around the world learn with Chegg. No matter the goal, level, or style, Chegg helps learners learn with confidence. We provide 24/7 on-demand support, and our personalized learning assistant leverages the power of artificial intelligence (“AI”), more than a hundred million pieces of proprietary content, as well as a decade of learning insights. Our platform also helps learners build essential life and job skills to accelerate their path from learning to earning, and we work with companies to offer learning programs for their employees. Chegg is a publicly held company based in Santa Clara, California and trades on the NYSE under the symbol CHGG. For more information, visit www.chegg.com.

Media Contact: Heather Hatlo Porter, press@chegg.com
Investor Contact: Tracey Ford, IR@chegg.com

Use of Non-GAAP Measures

To supplement Chegg’s financial results presented in accordance with generally accepted accounting principles in the United States (GAAP), this press release and the accompanying tables and the related earnings conference call contain non-GAAP financial measures, including adjusted EBITDA, non-GAAP cost of revenues, non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating expenses, non-GAAP income from operations, non-GAAP net income, non-GAAP weighted average shares, non-GAAP net income per share, and free cash flow. For reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures, please see the section of the accompanying tables titled, “Reconciliation of Net (Loss) Income to EBITDA and Adjusted EBITDA,” “Reconciliation of GAAP to Non-GAAP Financial Measures,” “Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow,” and “Reconciliation of Forward-Looking Net Income to EBITDA and Adjusted EBITDA.”

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP, and may be different from non-GAAP financial measures used by other companies. Chegg defines (1) adjusted EBITDA as earnings before interest, taxes, depreciation and amortization or EBITDA, adjusted for share-based compensation expense, other income, net, acquisition-related compensation costs, and transitional logistic charges; (2) non-GAAP cost of revenues as cost of revenues excluding amortization of intangible assets, share-based compensation expense, acquisition-related compensation costs, and transitional logistic charges; (3) non-GAAP gross profit as gross profit excluding amortization of intangible assets, share-based compensation expense, acquisition-related compensation costs, and transitional logistic charges; (4) non-GAAP gross margin is defined as non-GAAP gross profit divided by net revenues, (5) non-GAAP operating expenses as operating expenses excluding share-based compensation expense, amortization of intangible assets, and acquisition-related compensation costs; (6) non-GAAP income from operations as loss from operations excluding share-based compensation expense, amortization of intangible assets, acquisition-related compensation costs, and transitional logistic charges; (7) non-GAAP net income as net (loss) income excluding share-based compensation expense, amortization of intangible assets, acquisition-related compensation costs, amortization of debt issuance costs, the income tax effect of non-GAAP adjustments, gain on sale of strategic equity investment, and transitional logistic charges; (8) non-GAAP weighted average shares outstanding as weighted average shares outstanding adjusted for the effect of shares for stock plan activity and shares related to our convertible senior notes, to the extent such shares are not already included in our weighted average shares outstanding; (9) non-GAAP net income per share is defined as non-GAAP net income divided by non-GAAP weighted average shares outstanding; and (10) free cash flow as net cash provided by operating activities adjusted for purchases of property and equipment. To the extent additional significant non-recurring items arise in the future, Chegg may consider whether to exclude such items in calculating the non-GAAP financial measures it uses.

Chegg believes that these non-GAAP financial measures, when taken together with the corresponding GAAP financial measures, provide meaningful supplemental information regarding Chegg’s performance by excluding items that may not be indicative of Chegg’s core business, operating results or future outlook. Chegg management uses these non-GAAP financial measures in assessing Chegg’s operating results, as well as when planning, forecasting and analyzing future periods and believes that such measures enhance investors’ overall understanding of our current financial performance. These non-GAAP financial measures also facilitate comparisons of Chegg’s performance to prior periods.

As presented in the “Reconciliation of Net (Loss) Income to EBITDA and Adjusted EBITDA,” “Reconciliation of GAAP to Non-GAAP Financial Measures,” “Reconciliation of Forward-Looking Net Income to EBITDA and Adjusted EBITDA,” and “Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow,” tables below, each of the non-GAAP financial measures excludes or includes one or more of the following items:

Share-based compensation expense.

Share-based compensation expense is a non-cash expense that varies in amount from period to period and is dependent on market forces that are often beyond Chegg's control. As a result, management excludes this item from Chegg's internal operating forecasts and models. Management believes that non-GAAP measures adjusted for share-based compensation expense provide investors with a basis to measure Chegg's core performance against the performance of other companies without the variability created by share-based compensation as a result of the variety of equity awards used by other companies and the varying methodologies and assumptions used.

Amortization of intangible assets.

Chegg amortizes intangible assets, including those that contribute to generating revenues, that it acquires in conjunction with acquisitions, which results in non‑cash expenses that may not otherwise have been incurred. Chegg believes excluding the expense associated with intangible assets from non-GAAP measures allows for a more accurate assessment of its ongoing operations and provides investors with a better comparison of period-over-period operating results. No corresponding adjustments have been made related to revenues generated from acquired intangible assets.

Acquisition-related compensation costs.

Acquisition-related compensation costs include compensation expense resulting from the employment retention of certain key employees established in accordance with the terms of the acquisitions. In most cases, these acquisition-related compensation costs are not factored into management's evaluation of potential acquisitions or Chegg's performance after completion of acquisitions, because they are not related to Chegg's core operating performance. In addition, the frequency and amount of such charges can vary significantly based on the size and timing of acquisitions and the maturities of the businesses being acquired. Excluding acquisition-related compensation costs from non-GAAP measures provides investors with a basis to compare Chegg’s results against those of other companies without the variability caused by purchase accounting.

Amortization of debt issuance costs.

The difference between the effective interest expense and the contractual interest expense are excluded from management's assessment of our operating performance because management believes that these non-cash expenses are not indicative of ongoing operating performance. Chegg believes that the exclusion of the non-cash interest expense provides investors with a better comparison of period-over-period operating results.

Income tax effect of non-GAAP adjustments.

We utilize a non-GAAP effective tax rate for evaluating our operating results, which is based on our current mid-term projections. This non-GAAP tax rate could change for various reasons including, but not limited to, significant changes resulting from tax legislation, changes to our corporate structure and other significant events. Chegg believes that the inclusion of the income tax effect of non-GAAP adjustments provides investors with a better comparison of period-over-period operating results.

Gain on sale of strategic equity investment.

The gain on sale of strategic equity investment represents a one-time event to record the sale of our equity investment in Sound Ventures. We believe that it is appropriate to exclude the gain from non-GAAP financial measure because it is the result of an event that is not considered a core-operating activity and we believe its exclusion provides investors with a better comparison of period-over-period operating results.

Transitional logistics charges.

The transitional logistics charges represent incremental expenses incurred as we transition our print textbooks to a third party. Chegg believes that it is appropriate to exclude them from non-GAAP financial measures because it is the result of an event that is not considered a core-operating activity and we believe its exclusion provides investors with a better comparison of period-over-period operating results.

Effect of shares for stock plan activity.

The effect of shares for stock plan activity represents the dilutive impact of outstanding stock options, RSUs, and PSUs calculated under the treasury stock method.

Effect of shares related to convertible senior notes.

The effect of shares related to convertible senior notes represents the dilutive impact of our convertible senior notes, to the extent such shares are not already included in our weighted average shares outstanding as they were antidilutive on a GAAP basis.

Free cash flow.

Free cash flow represents net cash provided by operating activities adjusted for purchases of property and equipment. Chegg considers free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by the business after the purchases of property and equipment, which can then be used to, among other things, invest in Chegg's business and make strategic acquisitions. A limitation of the utility of free cash flow as a measure of financial performance is that it does not represent the total increase or decrease in Chegg's cash balance for the period.

Forward-Looking Statements

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, which include, without limitation, statements regarding our future growth and the future of learning, the impact of artificial intelligence (AI) technology on our financial condition and results of operations, Mr. Schultz's planned promotion to President and CEO and the timing of such promotion, Mr. Rosensweig's planned transition to the role of Executive Chairman and the timing of such transition, our belief that the proliferation of AI, and our ability to harness its potential in education, is a transformative moment for Chegg, our ability to execute on our multi-year product-led growth plan and return to revenue and profit growth, our AI enabled platform being able to serve more students, in more ways, than ever before, our ability to revolutionize how we serve students around the world, our vision for Chegg as a personalized learning assistant, our iteration and development of how we bring a best-in-class learning experience to our customers, our AI enabled experiences strengthening our product-market fit in 2024 and beyond, our execution against a multi-year product roadmap and our ability to return to subscriber growth, our ability to cycle through the customer expansion that Chegg experienced during the pandemic, our ability to get back to consistent positive growth in total revenue, Adjusted EBITDA, and free-cash flow, trends in retention rate and engagement, our focus on providing a learning experience that capitalizes on immediacy, accuracy, and quality, the power of the Chegg flywheel, our belief that we will gain traffic and new customers in future quarters as a result of the generation of more content as more questions are asked, our belief that there is a growing opportunity to reach more customers with our new and expanded user experience, our development of an education focused AI platform, our belief that it is essential to own our own large language models and quality assurance layer, which allows us to verticalize our AI for education specifically and is essential in our pursuit of control quality and accuracy at a lower cost than leveraging generic AI platforms, our belief that Chegg is built for this moment, our unique assets, such as our over 100 million pieces of education content, our reach with learners around the globe, and our over 150,000 subject-matter experts, coming together to deliver the most effective learning experiences possible, our focus over the next few quarters on rolling out enhancements and features that deliver an even richer personalized learning experience, the features of our personalized learning experience, including real time conversational support with our AI tutor, generating flashcards, generating practice problems, or creating a focused study guide, our expectation that our platform being designed to anticipate, generate, and deliver personalized solutions will increase our value to students and expand the audiences we can serve in a cost-efficient way, our continued testing of pricing and packaging options in the U.S. in 2024, our focus on seven key international markets for education and how these markets represent an incredible opportunity for Chegg, rolling out international pricing and packaging optimization, strengthening our product market-fit through continued content and product localization, excitement for the future and the path Chegg is on, our mission being the reimagination and reinvention of how we can best serve learners around the world, our belief that the opportunity to deliver a truly personalized learning experience has never been bigger nor more critical, our acute focus on delivering our new AI-driven experience to global learners, making progress on crucial metrics like engagement and retention, the fact that improved engagement and retention will support both revenue and Adjusted EBITDA growth over time, our prioritization of creating shareholder value and emphasizing prudent expense management as we navigate the path back to growth, our work on aligning our expense base relative to the current revenue trends, our expectation to accelerate our efficiency efforts as we progress through the year with the goal of stronger margins in the second half, our prediction of 30% or greater Adjusted EBITDA margin for 2025, our belief that the progress we are making with the product experience and refueling the flywheel, starting with automated solutions and engagement, will take time to build our new account acquisitions and renewal base before we see a positive impact on total subscribers and revenue, our increased focus on efficiently managing expenses to maintain strong profitability and cash flows, our belief that we are well-positioned to meet the current and future needs of learners, our belief that the opportunity ahead for Chegg is tremendous, our financial guidance, as well as those included in the investor presentation referenced above, those included in the “Prepared Remarks” sections above, and all statements about Chegg’s outlook under “Business Outlook.” The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “project,” “endeavor,” “will,” “should,” “future,” “transition,” “outlook” and similar expressions, as they relate to Chegg, are intended to identify forward-looking statements. These statements are not guarantees of future performance, and are based on management’s expectations as of the date of this press release and assumptions that are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to differ materially from any future results, performance or achievements. Important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements include the following: the effects of AI technology on Chegg’s business and the economy generally; Chegg’s ability to attract new learners to, and retain existing learners on, our learning platform; Chegg's innovation and offering of new products and services in response to technology and market developments, including AI, Chegg’s brand and reputation;the uncertainty surrounding the evolving educational landscape, enrollment and student behavior, including the impact of AI; Chegg’s ability to expand internationally; the efficacy of Chegg's efforts to drive user traffic, including search engine optimization, social media campaigns, and other marketing; the success of Chegg’s new product offerings, including the new Chegg generative AI experience and personal learning assistant; competition in all aspects of Chegg’s business, including with respect to AI, and Chegg's expectation that such competition will increase; Chegg’s ability to maintain its services and systems without interruption, including as a result of technical issues, cybersecurity threats, or cyber-attacks; third-party payment processing risks; adoption of government regulation of education unfavorable to Chegg; the rate of adoption of Chegg’s offerings; mobile app stores and mobile operating systems making Chegg’s apps and mobile website available to students and to grow Chegg’s user base and increase their engagement; colleges and governments restricting online access or access to Chegg’s services; Chegg’s ability to strategically take advantage of new opportunities; competitive developments, including pricing pressures and other services targeting students; Chegg’s ability to build and expand its services offerings; Chegg’s ability to integrate acquired businesses and assets; the impact of seasonality and student behavior on the business; the outcome of any current litigation and investigations; misuse of Chegg’s platform and content; Chegg’s ability to effectively control operating costs; regulatory changes, in particular concerning privacy, marketing, and education; changes in the education market, including as a result of AI technology and COVID-19; and general economic, political and industry conditions, including inflation, recession and war. All information provided in this release and in the conference call is as of the date hereof, and Chegg undertakes no duty to update this information except as required by law. These and other important risk factors are described more fully in documents filed with the Securities and Exchange Commission, including Chegg's Annual

Report on Form 10-K for the year ended December 31, 2023 filed with the Securities and Exchange Commission on February 20, 2024, and could cause actual results to differ materially from expectations.

CHEGG, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands, except for number of shares and par value)
(unaudited)

	March 31, 2024	December 31, 2023
Assets
Current assets
Cash and cash equivalents	$143,747	$135,757
Short-term investments	247,013	194,257
Accounts receivable, net of allowance of $290 and $376 at March 31, 2024 and December 31, 2023, respectively	24,741	31,404
Prepaid expenses	20,429	20,980
Other current assets	30,010	32,437
Total current assets	465,940	414,835
Long-term investments	221,665	249,547
Property and equipment, net	188,430	183,073
Goodwill	628,784	631,995
Intangible assets, net	48,143	52,430
Right of use assets	23,521	25,130
Deferred tax assets	140,200	141,843
Other assets	15,961	28,382
Total assets	$1,732,644	$1,727,235
Liabilities and stockholders' equity
Current liabilities
Accounts payable	$20,119	$28,184
Deferred revenue	54,056	55,336
Accrued liabilities	73,555	77,863
Current portion of convertible senior notes, net	357,458	357,079
Total current liabilities	505,188	518,462
Long-term liabilities
Convertible senior notes, net	242,919	242,758
Long-term operating lease liabilities	16,460	18,063
Other long-term liabilities	4,603	3,334
Total long-term liabilities	263,982	264,155
Total liabilities	769,170	782,617
Commitments and contingencies
Stockholders' equity:
Preferred stock, $0.001 par value per share, 10,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $0.001 par value per share: 400,000,000 shares authorized; 101,569,933 and 102,823,700 shares issued and outstanding at March 31, 2024 and December 31, 2023, respectively	102	103
Additional paid-in capital	1,057,837	1,031,627
Accumulated other comprehensive loss	(40,672)	(34,739)
Accumulated deficit	(53,793)	(52,373)
Total stockholders' equity	963,474	944,618
Total liabilities and stockholders' equity	$1,732,644	$1,727,235

CHEGG, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)
(unaudited)

	Three Months Ended March 31,
	2024	2023
Net revenues	$174,350	$187,601
Cost of revenues(1)	46,497	49,150
Gross profit	127,853	138,451
Operating expenses:
Research and development(1)	44,435	46,907
Sales and marketing(1)	30,375	37,017
General and administrative(1)	55,534	58,973
Total operating expenses	130,344	142,897
Loss from operations	(2,491)	(4,446)
Interest expense, net and other income, net:
Interest expense, net	(650)	(1,268)
Other income, net	10,780	12,076
Total interest expense, net and other income, net	10,130	10,808
Income before provision for income taxes	7,639	6,362
Provision for income taxes	(9,059)	(4,176)
Net (loss) income	$(1,420)	$2,186
Net (loss) income per share
Basic	$(0.01)	$0.02
Diluted	$(0.01)	$0.02
Weighted average shares used to compute net (loss) income per share
Basic	102,343	123,710
Diluted	102,343	124,304

(1) Includes share-based compensation expense as follows:
Cost of revenues	$513	$527
Research and development	9,209	10,914
Sales and marketing	2,140	2,499
General and administrative	17,427	19,806
Total share-based compensation expense	$29,289	$33,746

CHEGG, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)
(unaudited)

	Three Months Ended March 31,
	2024	2023
Cash flows from operating activities
Net (loss) income	$(1,420)	$2,186
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Share-based compensation expense	29,289	33,746
Depreciation and amortization expense	19,687	25,543
Deferred income taxes	2,877	3,441
Operating lease expense, net	1,567	1,496
Amortization of debt issuance costs	541	1,057
Loss from write-off of property and equipment	478	120
Other non-cash items	(31)	(5)
Change in assets and liabilities:
Accounts receivable	6,705	1,578
Prepaid expenses and other current assets	3,583	8,485
Other assets	(1,270)	2,803
Accounts payable	(6,589)	(336)
Deferred revenue	(1,159)	2,012
Accrued liabilities	640	(2,569)
Other liabilities	(1,580)	(6,397)
Net cash provided by operating activities	53,318	73,160
Cash flows from investing activities
Purchases of property and equipment	(28,017)	(17,166)
Purchases of investments	(79,028)	(497,372)
Maturities of investments	50,731	407,759
Proceeds from sale of strategic equity investment	15,500	—
Net cash used in investing activities	(40,814)	(106,779)
Cash flows from financing activities
Proceeds from common stock issued under stock plans, net	—	145
Payment of taxes related to the net share settlement of equity awards	(4,294)	(7,736)
Repurchase of common stock	—	(151,311)
Net cash used in financing activities	(4,294)	(158,902)
Effect of exchange rate changes	(226)	187
Net increase (decrease) in cash, cash equivalents and restricted cash	7,984	(192,334)
Cash, cash equivalents and restricted cash, beginning of period	137,976	475,854
Cash, cash equivalents and restricted cash, end of period	$145,960	$283,520

	Three Months Ended March 31,
	2024	2023
Supplemental cash flow data:
Cash paid during the period for:
Interest	$224	$437
Income taxes, net of refunds	$641	$2,017
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$2,216	$2,866
Right of use assets obtained in exchange for lease obligations:
Operating leases	$—	$12,407
Non-cash investing and financing activities:
Accrued purchases of long-lived assets	$6,302	$3,941

	March 31,
	2024	2023
Reconciliation of cash, cash equivalents and restricted cash:
Cash and cash equivalents	$143,747	$281,302
Restricted cash included in other current assets	224	63
Restricted cash included in other assets	1,989	2,155
Total cash, cash equivalents and restricted cash	$145,960	$283,520

CHEGG, INC.
RECONCILIATION OF NET (LOSS) INCOME TO EBITDA AND ADJUSTED EBITDA
(in thousands)
(unaudited)

	Three Months Ended March 31,
	2024	2023
Net (loss) income	$(1,420)	$2,186
Interest expense, net	650	1,268
Provision for income taxes	9,059	4,176
Depreciation and amortization expense	19,687	25,543
EBITDA	27,976	33,173
Share-based compensation expense	29,289	33,746
Other income, net	(10,780)	(12,076)
Acquisition-related compensation costs	255	2,460
Transitional logistics charges	—	253
Adjusted EBITDA	$46,740	$57,556

CHEGG, INC.
RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES
(in thousands, except percentages and per share amounts)
(unaudited)

	Three Months Ended March 31,
	2024	2023
Cost of revenues	$46,497	$49,150
Amortization of intangible assets	(3,142)	(3,339)
Share-based compensation expense	(513)	(527)
Acquisition-related compensation costs	(6)	(5)
Transitional logistics charges	—	(253)
Non-GAAP cost of revenues	$42,836	$45,026

Gross profit	$127,853	$138,451
Amortization of intangible assets	3,142	3,339
Share-based compensation expense	513	527
Acquisition-related compensation costs	6	5
Transitional logistics charges	—	253
Non-GAAP gross profit	$131,514	$142,575

Gross margin %	73%	74%
Non-GAAP gross margin %	75%	76%

Operating expenses	$130,344	$142,897
Share-based compensation expense	(28,776)	(33,219)
Amortization of intangible assets	(856)	(2,911)
Acquisition-related compensation costs	(249)	(2,455)
Non-GAAP operating expenses	$100,463	$104,312

Loss from operations	$(2,491)	$(4,446)
Share-based compensation expense	29,289	33,746
Amortization of intangible assets	3,998	6,250
Acquisition-related compensation costs	255	2,460
Transitional logistics charges	—	253
Non-GAAP income from operations	$31,051	$38,263

	Three Months Ended March 31,
	2024	2023
Net (loss) income	$(1,420)	$2,186
Share-based compensation expense	29,289	33,746
Amortization of intangible assets	3,998	6,250
Acquisition-related compensation costs	255	2,460
Amortization of debt issuance costs	541	1,057
Income tax effect of non-GAAP adjustments	713	(7,855)
Gain on sale of strategic equity investment	(3,783)	—
Transitional logistics charges	—	253
Non-GAAP net income	$29,593	$38,097

Weighted average shares used to compute net (loss) income per share, diluted	102,343	124,304
Effect of shares for stock plan activity	792	—
Effect of shares related to convertible senior notes	9,234	18,226
Non-GAAP weighted average shares used to compute non-GAAP net income per share, diluted	112,369	142,530

Net (loss) income per share, diluted	$(0.01)	$0.02
Adjustments	0.27	0.25
Non-GAAP net income per share, diluted	$0.26	$0.27

CHEGG, INC.
RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES TO FREE CASH FLOW
(in thousands)
(unaudited)

	Three Months Ended March 31,
	2024	2023
Net cash provided by operating activities	$53,318	$73,160
Purchases of property and equipment	(28,017)	(17,166)
Free cash flow	$25,301	$55,994

CHEGG, INC.
RECONCILIATION OF FORWARD-LOOKING NET INCOME TO EBITDA AND ADJUSTED EBITDA
(in thousands)
(unaudited)

Three Months Ending June 30, 2024
Net income	$1,900
Interest expense, net	500
Provision for income taxes	900
Depreciation and amortization expense	20,500
EBITDA	23,800
Share-based compensation expense	22,000
Other income, net	(7,000)
Acquisition-related compensation costs	200
Adjusted EBITDA*	$39,000
* Adjusted EBITDA guidance for the three months ending June 30, 2024 represent the midpoint of the range of $38 million to $40 million, respectively.